Exhibit 99.1

LINKTONE ANNOUNCES LISTING OF SHARES ON AUSTRALIAN SECURITIES EXCHANGE

Singapore, September 12, 2013 — Linktone Ltd. (NASDAQ: LTON) (“Linktone” or the “Company”), a provider of media and entertainment content and services in key strategic markets in Asia, today announced that the Australian Securities Exchange (“ASX”) has approved the listing of its shares, in the form of CHESS Depositary Interests ("CDIs"), on the ASX.  The Company’s CDIs will begin trading on the ASX under the ticker symbol “LTL” on Friday, September 13, 2013.  The Company’s American Depositary Shares (“ADSs”) will continue to trade on the NASDAQ Global Market under the ticker symbol “LTON”.

Each CDI represents ten ordinary fully paid shares of the Company (each ADS also represents ten ordinary shares of the Company). The Company noted that no additional ordinary shares have been issued and no additional capital has been raised in connection with this listing.  Holders of the Company’s NASDAQ-listed ADSs will be able to convert their shares into CDIs, and CDI holders will be able to convert their shares into ADSs, should they wish to do so. Additional information on the share conversion process can be found under the Shareholder Services section of Linktone’s investor relations website at: www.linktone.com/en/ir/shareholder-services.html

Commenting on the announcement, Mr. Hary Tanoesoedibjo, Linktone’s Chief Executive Officer, said, “Having carefully reviewed our options among the major exchanges in the Asia-Pacific region, we believe the ASX provides an ideal listing venue for our shares in light of the market’s strong profile, liquidity and proximity to our core markets. This dual listing on the ASX gives us both the opportunity to reach out to investors who are located closer to and have greater familiarity with our key operating regions and an avenue to explore further opportunities in the media and entertainment industry in Australasia, directly in line with our multi-platform, multi-genre and multi-territory strategy.”

ABOUT LINKTONE LTD.

Linktone Ltd. is a provider of rich and engaging services and content to a wide range of traditional and new media consumers and enterprises in Mainland China, Indonesia, Malaysia, Hong Kong and Singapore. Linktone focuses on media, entertainment, communication and edutainment products, which are promoted through the Group’s various nationwide distribution networks, integrated service platforms and multiple marketing sales channels, as well as through the networks of leading mobile operators in Mainland China and Indonesia.

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements.  The accuracy of these statements may be impacted by a number of risks and uncertainties and you should not place undue reliance on these statements.  There can be no assurance that an active trading market for Linktone’s CDIs will develop on the ASX; other factors that could cause Linktone’s ASX listing plan to differ materially include, but are not limited to, changes in applicable laws and regulations in Australia or the U.S. or in application thereof by relevant governmental authorities, and the Company’s future business development, results of operations and financial condition.  Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

CONTACTS:

Investor Relations (HK):
Candy Cheung, Senior Associate
Taylor Rafferty
Tel: +852 3196 3712
Email: linktone@king-worldwide.com

Investor Relations (US):
Mahmoud Siddig, Managing Director
Taylor Rafferty
Tel: 212-889-4350
Email: linktone@king-worldwide.com